Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

October 16, 2018

Fresenius Medical Care publishes preliminary results for the third quarter and adjusts targets for fiscal year 2018

•                  Anticipated revenue decrease of around 6% on a reported basis and an increase of around 2% on a comparable basis(1) (+3% at constant currency)

•                  Net income development affected by

•                  Weaker than expected Dialysis Services business

•                  Contributions to the campaigns in the U.S. opposing state ballot initiatives

•                  Year-to-date adjustments for hyperinflation in Argentina

•                  Increased provision for the ongoing FCPA settlement discussion

•                  Targets for full year 2018 revised:

•                  Revenue growth on a comparable basis(1): 2 to 3% (from 5 to 7%)

•                  Net income growth on a comparable basis(1): 11 to 12% (from 13 to 15%)

Preliminary (pre-close) key figures (IFRS)

EUR million	Q3 2018	Q3 2017	Growth yoy	Growth yoy, cc
Revenue	4,058	4,336	-6%	-6%
Revenue on a comp. basis(1)	4,058	3,966	2%	3%
Operating income (EBIT)	527	609	-13%	-20%
EBIT on a comp. basis(1)	615	589	5%	4%
EBIT adjusted(1)	615	604	2%	1%
Net income(1),(2)	285	309	-8%	-17%
Net income on a comp. basis(1),(2)	364	304	20%	19%
Net income adjusted(1),(2)	310	314	-1%	-2%

cc = at constant currency

(1)  For a detailed reconciliation, please refer to the table at the end of the press release

(2)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

“The underlying growth trends and business drivers remain intact. While we were able to improve profitability in North America, the growth acceleration in the region did not materialize as fast as anticipated. In addition, the business performance in some emerging countries was muted due to a challenging economic environment. Based on these developments, which are not expected to be fully recovered in the fourth quarter, we adjust our targets for fiscal 2018,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “To protect the access of our patients to dialysis care, we contributed to the opposition to the ballot initiatives in the U.S.”

Revenue

Revenue in the third quarter 2018 is anticipated to decline by around 6% to approx. EUR 4,058 million (a decrease of around 6% at constant currency), mainly driven by the higher comparable base which included the Q3 2017 revenue contribution from Sound Inpatient Physicians (“Sound”) of EUR 253 million as well as the impact from the IFRS 15 implementation. Excluding these two effects, revenue is expected to increase by around 2% on a comparable basis (~3% at constant currency), mainly driven by an increase in treatment volumes in North America. The increase in revenue is anticipated to come in below expectations due to an overall weaker than expected Health Care Services business in North America and the difficult economic environment in certain emerging countries, including currency fluctuations. The lower than expected increase in North America was mainly driven by an unfavorable payor mix as well as lower than expected volumes in the Dialysis Services and Care Coordination businesses.

Operating income (EBIT)

Total operating income (EBIT) is expected to reach approx. EUR 527 million in the third quarter of 2018, a decrease of around 13% (a decrease of around 20% at constant currency). The anticipated strong decrease was mainly attributable to the higher comparable base which included the Q3 2017 EBIT contribution from Sound of EUR 20 million. In addition, the contributions to the opposition to the ballot initiatives in the U.S. of EUR 23 million (not tax effected) in the third quarter affected the operating income growth. We have also increased the provision for the FCPA related charge by EUR 75 million (not tax effected). This increase reflects an understanding with the U.S. Government on the financial aspects of a potential settlement and an update of ongoing legal costs to reach closure. However, significant non-financial matters are still under discussion and must be resolved to the company’s satisfaction for a settlement to occur.

Excluding the effects of Sound, the contributions to opposing the ballot initiatives as well as the FCPA related charge, EBIT is expected to increase by around 5% on a comparable basis (around 4% at constant currency). The assumed lower than expected EBIT increase on a comparable basis was driven by the weaker Dialysis Services business in North America due to higher patient care and supply cost, in particular for home dialysis. The development was also negatively impacted by charges for hyperinflation in Argentina of around EUR 17 million at constant currency (not tax effected), transactional exchange rate losses and higher bad debt associated with the development in certain emerging countries. These developments could not be fully mitigated in the quarter.

Net income

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to decrease by around 8% to approx. EUR 285 million in the third quarter of 2018 (a decrease of around 17% at constant currency). On a comparable basis net income is expected to increase by around 20% to approx. EUR 364 million (around 19% at constant currency). The contributions to the opposition to the ballot initiatives in the U.S., the hyperinflationary adjustment for Argentina and the increase of the provision for the FCPA related charge have not been tax effected.

Outlook 2018

Fresenius Medical Care adjusts its targets for the financial year 2018 as the business development in the third quarter 2018 was below the company’s expectations. The company now expects revenue growth of 2 to 3% at constant currency (previously: 5 to 7%). Net income on a comparable basis is expected to increase by 11 to 12% (previously: 13 to 15%) at constant currency. On an adjusted basis, net income is expected to increase by 2 to 3% (previously: 7 to 9%) at constant currency.

The targets exclude the effect from the planned acquisition of NxStage Medical.

Final Q3 2018 results and conference call

All figures in this press release are still preliminary. The company will publish its Q3 and 9 months 2018 financial results, as scheduled, on October 30, 2018. Fresenius Medical Care will host a conference call to discuss the results of the third quarter on October 30, 2018, at 3:30 p.m. CET / 10:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,815 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 325,188 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Reconciliation of preliminary (pre-close) non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended September 30
in € million, unaudited	2018	2017

Operating performance on a comparable basis and adjusted

Revenue	4,058	4,336
Effect from IFRS 15 implementation		(117)
Sound Q3 2017(1)		(253)
Revenue on a comparable basis	4,058	3,966
VA Agreement(2)		3
Revenue adjusted	4,058	3,969

Operating income (EBIT)	527	609
(Gain) loss related to divestitures of Care Coordination activities	(10)
Sound Q3 2017(1)		(20)
FCPA related charge	75
Ballot Initiatives(3)	23
Operating income (EBIT) on a comparable basis	615	589
VA Agreement(2)		3
Natural Disaster Costs(4)		12
Operating income (EBIT) adjusted	615	604

Net income(5)	285	309
(Gain) loss related to divestitures of Care Coordination activities	(17)
Sound Q3 2017(1)		(5)
FCPA related charge	75
Ballot Initiatives(3)	21
Net income(5) on a comparable basis	364	304
VA Agreement(2)		2
Natural Disaster Costs(4)		8
U.S. Tax Reform(6)	(54)
Net income(5) adjusted	310	314

(1) Sound Q3 2017: Contribution of Sound Physicians

(2) VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(3) Ballot Initiatives: contributions to the opposition to the ballot initiatives in the U.S.

(4) Natural Disaster Costs: three hurricanes and an earthquake

(5) Attributable to shareholders of FMC AG & Co. KGaA

(6) U.S. Tax Reform: impacts from U.S. tax reform